Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Announces Fourth Quarter and Full Year 2014 Financial Results

- Total Revenue of $5.7 Million in the Fourth Quarter; $21.2 Million for the Full Year -

- Recurring Quarterly Revenue Increased 31% Year-over-Year Reflecting Growth in Utilization and System Installed Base -

- Company Ends 2014 with 83 Renaissance Systems Installed Globally Compared to 63 at the
End of 2013 -

- Conference Call Today at 8:30 AM ET (3:30 PM IST) -

CAESAREA, Israel – February 18, 2015 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, announced today its financial results for the fourth quarter and full year ended December 31, 2014.

“The continued expansion of the Renaissance system installed base – 83 globally compared to 63 a year ago – reflects the strength of the clinical data and customer satisfaction from the system performance. I believe these factors, along with the increase in customer utilization, will drive greater adoption and expand the presence of Renaissance over time,” commented Ori Hadomi, Mazor's Chief Executive Officer.  “We achieved several strategic objectives in 2014 which position us well for 2015.  We launched and commercially sold Renaissance systems with the brain module and entered major U.S. metropolitan markets.  Internationally, we received China FDA (CFDA) approval, secured orders for the first two commercial systems in China and expanded our presence throughout Asia.”

“As we enter 2015, there are five main priorities that we will focus on to assure our long term success. These areas of focus include:  Grow our market footprint, increase utilization, raise the awareness of the Renaissance’s benefits, deliver product enhancements and promote scientific data supporting our value proposition. We are seeing positive trends in all of these areas, supporting my confidence that Mazor will experience growth in 2015 and beyond, with the Renaissance becoming integrated into the standard of care.”

FOURTH QUARTER 2014 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended December 31, 2014 was $5.7 million compared to $5.7 million in the year-ago fourth quarter.  U.S. generated revenue decreased to $3.4 million compared to $4.2 million in the year-ago quarter, as the Company sold two Renaissance systems in the U.S. market during the fourth quarter of 2014, compared to four systems sold in the 2013 fourth quarter. International revenue increased to $2.3 million from $1.5 million reported in the fourth quarter of 2013, as the Company sold four Renaissance systems in the International market, compared to three systems sold in the 2013 fourth quarter. Revenue from system kit sales, services and other, increased to $2.5 million in the fourth quarter of 2014, representing a 32% increase compared to $1.9 million in the fourth quarter of 2013, due to increased utilization of the Renaissance system.

The 2014 fourth quarter gross margin of 78.4% was nearly equal to the year-ago fourth quarter gross margin of 78.5%.

Total operating expenses were $8.0 million compared to $6.6 million in the fourth quarter of 2013, primarily reflecting the Company’s increased investments in sales and marketing activities. Operating loss was $3.5 million compared to an operating loss of $2.1 million in the year-ago fourth quarter.  Net loss for the fourth quarter of 2014 was $3.7 million, or $0.09 per share, compared to a net loss of $2.0 million, or $0.05 per share, in the fourth quarter of 2013.

Cash used in operating activities was $1.9 million compared to $1.3 million used in the fourth quarter of 2013. As of December 31, 2014, cash, cash equivalents and investments totaled $52.2 million.

FOURTH QUARTER 2014 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include a reconciliation of the Company’s GAAP results to non-GAAP results.  The reconciliation primarily relates to non-cash expense in the amount of $0.7 million with respect to share-based payments in the fourth quarter of 2014. On a non-GAAP basis, the net loss in the fourth quarter of 2014 was $2.9 million, or $0.07 per share, compared to $1.6 million, or $0.04 per share, in the fourth quarter of 2013.

FULL YEAR ENDED DECEMBER 31, 2014 FINANCIAL RESULTS ON IFRS BASIS (“GAAP”)

For the full year ended December 31, 2014, revenue totaled $21.2 million compared to $20.0 million for the full year ended December 31, 2013.  Recurring revenue from system kit sales, services and other increased to $9.2 million compared to $6.5 million in the year ended December 31, 2013. The growth in recurring revenue is attributed to the increased utilization and installed base of the Company’s Renaissance system, both in the U.S. and globally.  Gross margin for the year ended December 31, 2014 was 79.3% compared with 78.6% in year ended December 31, 2013.  Net loss for the year ended December 31, 2014 was $15.3 million, or $0.37 per share, compared to $20.5 million, or $0.57 per share, in the year-ago period, reflecting a decrease in financing expenses, offset by an increase in operating expenses, mainly attributed to the continued investment in sales and marketing activities.

FULL YEAR ENDED DECEMBER 31, 2014 FINANCIAL RESULTS ON NON-GAAP BASIS

On a non-GAAP basis, the net loss for 2014 was $13.0 million, or $0.31 per share, compared to a net loss of $5.7 million, or $0.16 per share, in 2013.

CONFERENCE CALL INFORMATION
The Company will host a conference call to discuss these results on Wednesday, February 18, 2015, at 8:30 AM EST (3:30 PM IST). Investors within the United States interested in participating are invited to call 877-269-7756. Participants in Israel can use the toll free dial-in number 809 406 247. All other international participants can use the dial-in number 201-689-7817.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 877-660-6853 and reference the Replay Access Code: 13600107. All international callers can dial 201-612-7415, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select ‘Investor Relations.’

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for gross profit, operating expenses, operating loss, financing income (expense), net loss and basic and diluted earnings per share that exclude the effects of non-cash expense of amortization of intangible assets, stock-based payments and revaluation of the fair value of a derivative instrument. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance®, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine and brain surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 70,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology. For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the greater adoption of and the expansion of the presence of Renaissance, that the Company believes it is positioned to achieve its goals in 2015, the priorities that the Company will focus on to assure its long term success, that the Company believes it will experience growth in 2015 and beyond, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 9, 2014 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212.850.6020; 646.201.5447

David Schemelia – Media
dave@evcgroup.com
646.201.5431

Mazor Robotics Ltd.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(in thousands, except per share data)

	Twelve month period		Three month period
	ended December 31,		ended December 31,
	2014 (Unaudited)	2013 (Audited)	2014 (Unaudited)	2013 (Unaudited)
Revenue	$21,208	$19,983	$5,745	$5,724

Cost of revenue	$4,396	$4,280	$1,243	$1,231

Gross profit	$16,812	$15,703	$4,502	$4,493

Operating costs and expenses:
Research and development	$5,776	$4,174	$1,250	$1,199
Selling and Marketing	$21,352	$15,692	$5,524	$4,439
General and administrative	$4,392	$2,766	$1,211	$923
Total operating costs and expenses	$31,520	$22,632	$7,985	$6,561

Loss from operations	$(14,708)	$(6,929)	$(3,483)	$(2,068)

Financing income (expenses), net	$(419)	$(13,433)	$(194)	$42

Loss before taxes on income	$(15,127)	$(20,362)	$(3,677)	$(2,026)

Income tax expense (benefit)	$145	$167	$(12)	$4

Net loss	$(15,272)	$(20,529)	$(3,665)	$(2,030)

Net loss per share – Basic and diluted	$(0.37)	$(0.57)	$(0.09)	$(0.05)

Weighted average common shares outstanding – Basic and diluted	41,808	35,781	42,111	38,694

Mazor Robotics Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF
(U.S. Dollars in thousands)

	December 31,	December 31,
	2014	2013
	Unaudited	Audited
Current Assets
Cash and cash equivalents	$22,255	$19,803
Short-term investment	$24,507	$45,014
Trade receivables	$2,797	$1,974
Other current assets	$1,110	$655
Inventory	$3,050	$2,480
Total Current Assets	$53,719	$69,926

Non-Current Assets
Prepaid lease fee	$79	$78
Deferred tax assets	$158	$-
Property and equipment, net	$1,257	$792
Long-term investments	$5,473	$-
Intangible assets, net	$-	$93
Total Non-Current Assets	$6,967	$963
Total assets	$60,686	$70,889

Current liabilities
Trade payables	$1,689	$1,899
Other current liabilities	$4,452	$4,565
Total current liabilities	$6,141	$6,464

Non-Current Liabilities
Employee benefits	$278	$311
Deferred tax liability	$-	$21
Total Non-Current liabilities	$278	$332
Total liabilities	$6,419	$6,796

Equity
Share capital	$110	$106
Share premium	$135,182	$130,472
Amounts allocated to share options	$77	$77
Capital reserve for share-based payment transactions	$4,586	$3,854
Foreign currency translation reserve	$2,119	$2,119
Accumulated loss	$(87,807)	$(72,535)
Total equity	$54,267	$64,093
Total liabilities and equity	$60,686	$70,889

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)

	Twelve months ended		Three months ended
	December 31,		December 31,
	2014 (Unaudited)	2013 (Audited)	2014 (Unaudited)	2013 (Unaudited)
Cash flows from operating activities:
Loss for the period	$(15,272)	$(20,529)	$(3,665)	$(2,030)
Adjustments:
Depreciation and amortization	$540	$611	$124	$162
Finance (income) expenses, net	$278	$13,400	$215	$(74)
Share-based payment	$2,157	$1,019	$732	$340
Income tax expense (benefit)	$145	$167	$(12)	$4
	$3,120	$15,197	$1,059	$432

Change in inventory	$(980)	$(1,223)	$(104)	$(112)
Change in trade and other accounts receivable	$(1,296)	$(899)	$1,804	$(363)
Change in prepaid lease fees	$(1)	$(14)	$3	$(5)
Change in trade and other accounts payable	$138	$2,254	$(916)	$769
Change in employee benefits	$(33)	$112	$(52)	$5
	$(2,172)	$230	$735	$294

Interest received	$85	$78	$24	$20
Income tax paid	$(51)	$(26)	$(23)	$25
	$34	$52	$1	$45
Net cash used in operating activities	$(14,290)	$(5,050)	$(1,870)	$(1,259)

Cash flows from investing activities:
Proceeds from (investments in) short-term investments, net	$22,271	$(40,820)	$209	$(44,997)
Long-term investments	$(7,237)	$-	$-	$-
Purchase of property and equipment	$(503)	$(272)	$(96)	$(49)
Net cash provided by (used in) investing activities	$14,531	$(41,092)	$113	$(45,046)

Cash flows from financing activities:
Proceeds from exercise of share options and warrants, net	$-	$53,198	$-	$42,999
Issuance expenses	$(294)	$-	$-	$-
Proceeds from exercise of share options by employees	$3,042	$479	$102	$77
Repayment of loans to the Chief Scientist	$(324)	$(629)	$-	$8
Net cash provided by financing activities	$2,424	$53,048	$102	$43,084

Net increase (decrease) in cash and cash equivalents	$2,665	$6,906	$(1,655)	$(3,221)
Cash and cash equivalents at the beginning of the period	$19,803	$12,797	$24,014	$22,984
Effect of exchange rate differences on balances of
cash and cash equivalents	$(213)	$100	$(104)	$40
Cash and cash equivalents at the end of the period	$22,255	$19,803	$22,255	$19,803
Supplementary cash flows information:
Transfer of inventory to fixed assets	$410	$67	$-	$-

Mazor Robotics Ltd.
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
 (U.S. Dollars in thousands, except per share data)
(UNAUDITED)

	Twelve month period		Three month period
	ended December 31,		ended December 31,
	2014	2013	2014	2013
GAAP gross profit	$16,812	$15,703	$4,502	$4,493
Amortization of intangible assets	$93	$294	$-	$73
Share-based payments	$71	$20	$35	$6
Non-GAAP gross profit	$16,976	$16,017	$4,537	$4,572
GAAP gross profit as percentage of revenues	79.3%	78.6%	78.4%	78.5%
Non-GAAP gross profit as percentage of revenues	80.0%	80.2%	79.0%	79.9%

GAAP operating expenses	$31,520	$22,632	$7,985	$6,561
Share-based payments:
Research and development	$302	$127	$118	$38
Selling and marketing	$1,084	$523	$301	$197
General and administrative	$700	$349	$278	$99
Non-GAAP operating expenses	$29,434	$21,633	$7,288	$6,227

GAAP operating loss	$(14,708)	$(6,929)	$(3,483)	$(2,068)

Non-GAAP operating loss	$(12,458)	$(5,616)	$(2,751)	$(1,655)

GAAP Financing income (expense), net	$(419)	$(13,433)	$(194)	$42
Change in fair value of derivative instruments
On account of warrants	$-	$13,510	$-	$-
Non-GAAP Financing income (expenses), net	$(419)	$77	$(194)	$42

GAAP net loss	$(15,272)	$(20,529)	$(3,665)	$(2,030)
Share-based payments	$2,157	$1,019	$732	$340
Amortization of intangible assets	$93	$294	$-	$73
Change in fair value of derivative instruments	$-	$13,510	$-	$-
Non-GAAP net loss	$(13,022)	$(5,706)	$(2,933)	$(1,617)

GAAP basic and diluted loss per share	$(0.37)	$(0.57)	$(0.09)	$(0.05)

Non-GAAP basic and diluted loss per share	$(0.31)	$(0.16)	$(0.07)	$(0.04)